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                              February 18, 2021

       Timothy Babich
       Chief Executive Officer
       Golden Arrow Merger Corp.
       10 E. 53rd Street, 13th Floor
       New York, NY 10022

                                                        Re: Golden Arrow Merger
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
22, 2021
                                                            CIK No. 0001841125

       Dear Mr. Babich:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Acquisition Process, page 7

   1. We note that you may, or may not, seek stockholder approval for a proposed business combination. Please
revise your disclosure in this section to clearly address the approval process and state how
you will advise stockholders of a potential business combination transaction in either
case.
 Timothy Babich
Golden Arrow Merger Corp.
February 18, 2021
Page 2

       You may contact Ibolya Ignat at (202) 551-3636 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Laura Crotty at (202) 551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameTimothy Babich
                                                          Division of
Corporation Finance
Comapany NameGolden Arrow Merger Corp.
                                                          Office of Life
Sciences
February 18, 2021 Page 2
cc:       Jason Simon
FirstName LastName